March 31, 2016

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mary Beth Breslin and Alla Berenshteyn

RE:      Chembio Diagnostics, Inc.
Registration Statement on Form S-3
Filed March 8, 2016
File No. 333-210003

Dear Ms. Breslin and Ms. Berenshteyn:

This letter is in response to the general comment of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission in the Staff's comment letter dated March 18, 2016 (the "Comment Letter") to Chembio Diagnostics, Inc. (the "Company") with respect to the above-referenced registration statement on Form S-3 (the "S-3 Registration Statement").

Concurrent with this letter, the Company is filing via EDGAR Amendment No. 1 to the S-3 Registration Statement ("Amendment No. 1"), which reflects the Company's responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering to each of Ms. Breslin and Ms. Berenshteyn, via an email to Ms. Berenshteyn, an electronic copy of this letter together with copies of Amendment No. 1, both as filed concurrent with this letter and marked to show changes from the S-3 Registration Statement filed on March 8, 2016.  Also enclosed is a copy of a letter filed by the Company requesting acceleration of the effective date of the S-3 Registration Statement to April 5, 2016 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Comment Letter contained the following general comment:

General

1.
We note that you adopted a preferred share rights plan on March 8, 2016. Please revise your fee table to cover the registration of the rights that accompany your shares of common stock. You should register these rights, list them on the prospectus cover page, and incorporate by reference your Form 8-A filed on March 8, 2016. Please also have counsel revise their opinion accordingly. Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations available on the Commission's website at http://www.sec.gov.

Haynes and Boone, LLP
Attorneys and Counselors
1801 Broadway Street, Suite 800
Denver, Colorado 80202
Phone: 303.382.6200
Fax: 303.382.6210

In response to this comment, the Company has made the following changes to Amendment No. 1:

•	Revised the fee table to cover the registration of the rights (the "Rights") that accompany the Company's shares of common stock;
•	Revised the prospectus to register the Rights;
•	Revised the prospectus cover page to list the Rights on the prospectus cover page;
•	Revised the section titled "WHERE YOU CAN FIND MORE INFORMATION" to incorporate by reference the Company's Form 8-A filed on March 8, 2016;
•
Revised Exhibits 23.1 and 23.2 of Item 16 of Part II to include the revised opinion of Ballard Spahr LLP, and the renewed Consent of Independent Registered Public Accounting Firm for BDO USA, LLP, respectively; and

•	Updated for events subsequent to the initial filing of the S-3 Registration Statement as necessary.

Please contact me at 720-484-3712 (or alan.talesnick@haynesboone.com), or Jamie Jackson at 303-382-6205 (or jamie.jackson@haynesboone.com) with any questions or comments regarding this submission.

Sincerely,

/s/ Alan Talesnick
Haynes and Boone, LLP

encl:     Amendment No. 1, as filed March 31, 2016
Amendment No. 1, marked against March 8, 2016 S-3 Registration Statement
Letter from the Company requesting acceleration, as filed March 31, 2016

cc:        John J. Sperzel III
Richard J. Larkin
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763

Jamie Jackson, Esq.
Haynes and Boone, LLP
1801 Broadway St., Suite 800
Denver, CO 80202